UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant's name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's ''home country''), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: November 11, 2005	By: ''Fred George'' Fred George President

EXHIBIT INDEX

1.	Gammon Lake Resources Inc. Interim Consolidated Financial Statements

2.	Gammon Lake Resources Inc. Management Discussion and Analysis

3.	Form 52-109FT2 for Chief Executive Officer

4.	Form 52-109FT2 for Chief Financial Officer

Gammon Lake Resources Inc.
Interim Consolidated Financial Statements
(Unaudited)

September 30, 2005 and October 31, 2004

Gammon Lake Resources Inc.
Contents

Gammon Lake Resources Inc.
Interim Consolidated Balance Sheets
	September 30	July 31
	2005	2005
	(Unaudited)

Assets
Current
Cash and cash equivalents	$12,701,085	$35,400,349
Receivables
Commodity taxes	7,397,599	5,332,406
Other	25,562	129,772
Prepaids and deposits	2,249,884	947,344
Due from related companies	274,056	229,700
	22,648,186	42,039,571

Deposit on capital equipment (Note 3)	8,786,829	9,138,768
Long term investment (Note 4)	10,131,000	10,422,000
Capital assets (Note 5)	41,223,550	32,750,554
Mineral properties and related deferred costs (Note 6)	128,078,114	115,997,985

	$210,867,679	$210,348,878

Liabilities
Current
Payables and accruals	$3,689,596	$3,609,306
Current portion of obligations under capital lease (Note 7)	935,356	-
	4,624,952	3,069,306

Obligations under capital lease (Note 7)	1,829,880	-
Employee future benefits (Note 8)	198,946	213,738
Long term debt	8,127,700	8,581,300
Future income taxes (Note 9)	7,612,000	8,121,000
	22,393,478	20,525,344

Shareholders' Equity
Capital stock (Note 10)	204,185,585	204,065,585
Contributed surplus (Note 10)	18,728,309	18,728,309
Deficit	(34,439,693)	(32,970,360)
	188,474,201	189,823,534

	$210,867,679	$210,348,878

Nature of operations and going concern assumption (Note 1)
Subsequent event (Note 14)

On behalf of the Board

"Fred George"	Director	"Brad Langille"	Director

See accompanying notes to the interim unaudited consolidated financial statements.

Gammon Lake Resources Inc.
Interim Consolidated Statements of Operations and Deficit
(Unaudited)	Two months	Three months
	ended	ended
	September 30,	October 31,
	2005	2004

Interest income	$74,089	$38,489
Management fees	40,430	-
	114,519	38,349

Expenses
Capital tax	3,144	-
Amortization	198,850	115,782
General and administrative	550,053	559,946
Management fees	46,949	51,923
Professional fees	397,395	5,508,149
Wages and benefits	149,181	7,276,426
	1,345,572	13,512,226

Loss before other items	(1,231,053)	(13,473,737)

Foreign exchange gain/(loss)	(61,908)	1,461,946
Gain/(Loss) on equity investment	(291,000)	37,000
	(352,908)	1,498,946

Net loss before income tax	(1,583,961)	(11,974,791)

Income taxes (recovery)	(114,628)	(73,193)

Net loss	$(1,469,333)	$(11,901,598)

Loss per share (Note 11)	$(0.02)	$(0.21)

Deficit, beginning of period	$(32,970,360)	$(13,594,765)

Net loss	(1,469,333)	(11,901,598)

Deficit, end of period	$(34,439,693)	$(25,496,363)

See accompanying notes to the interim unaudited consolidated financial statements.

Gammon Lake Resources Inc.
Interim Consolidated Statements of Cash Flows
(Unaudited)	Two Months	Three Months
	ended	ended
	September 30,	October 31,
	2005	2004

Decrease in cash and cash equivalents

Operating
Net loss	$(1,469,333)	$(11,901,598)
Amortization	198,850	115,782
Foreign exchange gain	(1,017,676)	(1,461,946)
Stock option expense	-	12,496,600
Employee future benefits	(14,792)	-
Income tax (recovery)	(114,628)	(73,193)
Loss on long term equity investment	(291,000)	(37,000)
Change in non-cash operating working capital	(3,183,233)	(2,011,817)

	(5,309,810)	(2,873,172)
Investing
Acquisition of capital assets	(4,532,839)	(310,401)
Increase in deposits on capital equipment	(1,021,832)	-
Advances to related companies	(44,356)	(23,654)
Expenditures on mineral
properties and related deferred costs	(11,910,427)	(5,036,164)

	(17,509,454)	(5,370,219)
Financing
Proceeds from exercise of options	120,000	-

Net decrease in cash and
cash equivalents	22,699,264	8,243,391

Cash and cash equivalents
Beginning of periods	35,400,349	13,020,940

End of periods	$12,701,085	$4,777,549

See accompanying notes to the interim unaudited consolidated financial statements.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
September 30, 2005

1.         Nature of operations and going concern assumption

Gammon Lake Resources Inc. (the "Company") is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS).

The Company has changed its year-end from July 31 to December 31. The reason for the change of yearend is to make the reporting period of the Company consistent with other emerging precious metal producing issuers. The Company is reporting for the two month period ended September 30, 2005 and will report its year end information for the five months ended December 31, 2005.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. In addition, the Company may require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reporting revenues and expenses, and the balance sheet classifications used.

2.         Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. Selected information and disclosures required in notes to annual financial statements has been condensed or omitted. These interim consolidated financial statements should be read in conjunction with the audited financial statements and notes for the year ended July 31, 2005. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year ended July 31, 2005.

3.         Deposits on capital equipment

The Company has deposits on capital equipment of $8,786,829 (July 31, 2005 - $9,138,768) relating to the Open-Pit and Underground operations. The Company's future commitments on the equipment is $15,260,831, and is payable upon shipment and or delivery of the items as outlined in the purchase contracts.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
September 30, 2005

4.         Long term investment

The market value of the long term investment in Mexgold Resources Inc. as at September 30, 2005 was $38,695,000 (July 31, 2005 - $29,430,000). The Company also holds 2.95 million warrants to purchase common shares at an exercise price of $2.50 each, expiring February 26, 2006.

5.         Capital assets

	September 30, 2005			July 31, 2005

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Computer equipment	$626,533	$86,037	$540,496	$214,142	$52,572	$161,570
Exploration equipment	7,178,387	636,082	6,542,305	6,235,657	537,606	5,698,051
Development Equipment	12,870,375	-	12,870,375	14,425,673	-	14,425,673
Processing Plant	11,679,749	-	11,679,749	7,966,096	-	7,966,096
Vehicles	876,600	113,118	763,482	680,492	84,269	596,223
Buildings	3,935,921	95,638	3,840,283	3,574,509	66,261	3,508,248
Furniture and fixtures	884,215	36,361	847,854	422,372	27,679	394,693
Assets under capital lease	4,139,006	-	4,139,006	422,372	27,679	394,693
	$42,190,786	$967,236	$41,223,550	$33,518,941	$768,387	$32,750,554

Amortization of capital assets does not commence until they are available and in use.

6.         Mineral properties and related deferred costs

The Company has ongoing advanced stage exploration and development at its only property in Ocampo located in Chihuahua State, Mexico

For the two month period ended September 30, 2005	Ocampo
(Mexico)

Balance, July 31, 2005	$ 115,997,985
Expenditures during the period	12,080,114
Balance, September 30, 2005	$ 128,078,114

Included in expenditures for the two months ended September 30, 2005 are future income tax adjustments of $169,702 (October 31, 2004 - $820,583) related to the adjustment of the temporary difference between accounting and tax values of the mineral property.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
September 30, 2005

7.         Obligations under capital lease

	September 30	July 31
	2005	2005

Total lease payments	$3,064,561	$-
36 months, Libor + 2.75%, equal payments of principal
and interest of $74,780.52 per month commencing
December 1, 2005

Less: Interest on lease	299,325	-

Present value of lease payments	2,765,236

Less: Current portion	935,356	-

	$1,829,880	$-

The estimated future minimum lease payments under the lease are as follows:

2005         $69,575
2006         $865,781
2007         $925,511
2008         $904,369

8.         Employee future benefits

The Company accrues future employee benefits for contract workers in Mexico paid through an employment services company. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee's most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause. The net expense for the period September 30, 2005 is $40,809 (October 31, 2004 - $Nil).

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
September 30, 2005

9.         Income taxes

The following reflects future income tax liabilities at September 30, 2005 and July 31, 2005.

	September 30	July 31
	2005	2005
Accounting value of mineral properties and related
deferred costs in excess of tax value	$28,314,000	$26,058,000
Deductible share issue costs	(2,570,900)	(3,374,900)

Non-capital losses carried forward	(25,126,600)	(22,558,600)
	616,500	574,500
Valuation allowance	6,995,500	7,546,500

Future income tax liabilities recognized	$7,612,000	$8,121,000

10.        Capital stock

Authorized:
Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class "A" preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class "B" preferred shares, redeemable at their paid-in value.

Issued and outstanding:

	Number of
	Common	Ascribed
	Shares	Value

Balance, July 31, 2005	72,386,524	$ 204,065,585

Issued during the two month period ended September 30, 2005
For cash pursuant to exercise of share purchase options	150,000	120,000

Balance, September 30, 2005	73,536,524	$ 204,185,585

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
September 30, 2005

10.        Capital stock (continued)

Stock options

The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 19,500,000. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

During the year ended July 31, 2005, 2,512,000 options were granted to consultants, directors and employees, of which 2,016,000 options are subject to shareholder approval. During the year ended July 31, 2005, 521,000 options granted to consultants were expensed based on the fair value of the options on the date granted. As a result, $29,600 was recorded as professional fees, and $1,478,080 as wages and benefits with a corresponding credit to contributed surplus. The remaining 2,016,000 options will vest upon shareholder approval, at which time $3,356,200 will be recorded as professional fees and $2,675,530 as wages and benefits with a corresponding credit to contributed surplus. The weighted average fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions:

Options earned during the year:
Dividend yield	0%
Expected volatility	53%
Risk free interest rate	3.47%
Expected life	5 years

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
September 30, 2005

10.        Capital stock (continued)

An aggregate of 19,542,300 options have been granted pursuant to the Company's stock option plan of which 8,075,800 have been exercised and 227,000 have expired. Set forth below is a summary of the outstanding options to purchase common shares as at September 30, 2005.

	Options Outstanding			Options Exercisable
		Weighted average
		remaining	Weighted		Weighted
	Number	contractual life	average exercise	Number	average exercise
Option Price	outstanding	(yrs)	price	exercisable	price

$ 0.00 - $ 0.50	30,000	0.99	$ 0.50	30,000	$ 0.50

$ 0.51 - $ 1.00	317,500	1.41	$ 0.78	317,500	$ 0.78

$ 1.01 - $ 1.50	1,555,000	1.58	$ 1.16	1,555,000	$ 1.16

$ 2.51 - $ 3.00	2,750,000	2.76	$ 2.60	2,750,000	$ 2.60

$ 5.01 - $ 5.50	4,000,000	3.35	$ 5.45	4,000,000	$ 5.45

$ 6.01 - $ 6.50	2,422,000	4.36	$ 6.12	496,000	$ 6.12

$ 7.01 - $ 7.50	25,000	0.88	$ 7.00	25,000	$ 7.00

$ 7.51 - $ 8.00	50,000	3.61	$ 7.94	50,000	$ 7.94

$9.51 - $10.00	90,000	4.36	$10.00	-	-

Total	11,239,500			9,223,500

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
September 30, 2005

10.        Capital stock (continued)

Fixed Options

	September 30, 2005		July 31, 2005
	Weighted Average		Weighted Average
	Shares	Exercise Price	Shares	Exercise Price

Outstanding, beginning of period	11,389,500	$4.16	9,892,000	$3.44
Granted	-	$-	2,512,000 (1)	$6.27
Expired	-	$-	(20,000)	$(5.45)
Exercised	(150,000)	$0.80	(994,800)	$(2.29)

Outstanding, end of period	11,239,500	$4.21	11,389,500	$4.16

Options exercisable, end of period	9,223,500	$3.75	9,373,500	$3.71

        (1) Includes 2,016,000 options subject to shareholder approval

Compensation Warrants

During the year ended July 31, 2005, 314,300 compensation warrants were granted to agents as part of the private placement and were expensed based on the fair value of the warrants on the date granted. As a result, $782,607 was recorded as share issue costs with a corresponding credit to contributed surplus. The fair value of the warrants granted was calculated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	62.00%
Risk free interest rate	2.88%
Expected life	2 years

A summary of the 762,376 outstanding compensation warrants and options to purchase common shares as at September 30, 2005 is as follows:

Number of
Common Shares Under
Compensation Warrant/option	Expiration Date	Exercise Price

277,344	August 15, 2006	$3.48
170,732	November 21, 2006	$6.15
314,300	December 16, 2006	$7.00

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
September 30, 2005

11.        Loss per share

Loss per share is calculated based on the weighted average number of shares outstanding during the two month period ended September 30, 2005 of 73,460,294 (July 31, 2005 - 66,002,431).

Diluted earnings (loss) per share is based on the assumption that options under the stock options plan and warrants have been exercised on the later of the beginning of the year and the date granted. The treasury stock method is used to determine the dilutive effect of stock options and warrants. The treasury stock method assumes that proceeds received from the exercise of the in-the-money stock options and warrants are used to repurchase shares at the average market rate. The diluted weighted average number of shares for the period ended September 30, 2005 and October 31, 2004 were not presented, as all factors are anti-dilutive.

12.        Supplemental cash flow information:

	Two Months	Three Months
	September 30,	October 31,
	2005	2004

Non-cash investing and financing activities
Acquisition of capital assets through capital lease	$ 4,139,007	-
Deposits applied to the acquisition of capital assets	1,373,771	-

13.        Related party transactions

The Company paid the following amounts to directors and companies controlled by or related to directors:

	Two Months	Three Months
	September 30,	October 31,
	2005	2004

Management fees	$46,949	$57,693
Mineral property exploration expenditures	1,806,028	472,125

	$1,852,977	$529,818

The Company received the following amounts from related companies:

Professional fees	$8,000	$33,000
Travel	15,140	61,900
General & Administrative	17,290	17,700

	$40,430	$112,600

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
September 30, 2005

13.        Related party transactions (continued)

Management believes that related party transactions for management, professional fees and mineral property exploration are recorded at the exchange amount. During the period, Gammon charged a management fee to Mexgold Resources Inc. to recover expenditures related to professional fees, travel, and general and administrative expenses. The amounts due from Mexgold Resources Inc. are non-interest bearing with no fixed term of repayment.

14.        Subsequent event

On October 17, 2005 the Company completed a $60-million (U.S.) credit facility with Scotia Capital. The credit facility is secured and consists of a two-year non-revolving facility of $40-million (U.S.) and a three-year revolving facility of $20-million (U.S.). Interest is at prime plus 1.25 per cent.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2005
________________________________________________________________

November 9, 2005

This management discussion and analysis is made as of September 30, 2005, and should be read in conjunction with the consolidated financial statements of the Company for the year ended July 31, 2005, including all accompanying notes to the financial statements. The Company has changed its year-end from July 31 to December 31. The reason for the change of year-end is to make the reporting period of the Company consistent with other emerging precious metal producing issuers. The Company is reporting for the two month period ended September 30, 2005 with comparative information for the three month period October 31, 2004, and will report its year end information for the five months ended December 31, 2005.

Gammon Lake Resources Inc. ("the Company") is a growth-oriented public gold and silver mining exploration company listed on the Toronto Stock Exchange under the ticker symbol "GAM" and the American Stock Exchange under the ticker symbol "GRS". The Company has ongoing advanced stage exploration and development at its Ocampo Project ("Ocampo" or the "Project") located in Chihuahua State, Mexico. As a result, the Company has no current sources of revenue other than interest earned on cash and short-term money-market instruments, all of which were derived from issuances of share capital.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Polices and Note 2: Basis of Presentation), which differ in certain material respects from accounting principles generally accepted in the United States of America (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in Note 15 to the consolidated financial statements for the year ended July 31, 2005. The Company's reporting currency is in Canadian dollars unless otherwise noted.

Outlook

Statements in this section are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document.

Work continues on the Project, which is on time and on budget. The Company expects to fully complete phase-one of the project as defined in the feasibility study prepared by Kappes, Cassidy and Associates in the first quarter 2006. The Company expects to complete the crusher and phase one of the heap leach in the coming months. Due to the advancement of the underground operations, it will be possible to commence stacking the heap leach within a short period of time and then concentrate on extracting ore from the open-pit area at the rate of 11,400 tonnes per day. The Company expects the mill to be complete in the first quarter of 2006, and will have a capacity of 1,500 tonnes per day from the Underground. The Company also expects to release an updated resource study by the end of the calendar year, and expects to realize an increase in resources and reserves by incorporating the drill program data since June 10, 2004.

The Company announced a secured debt finance facility of US$60 million with Scotia Capital, and believes it is adequately funded in order to carry out the completion of the project, and realize commercial production in the first quarter 2006. The Company expects annual production in the first full year of operations of in excess of 300,000 gold-equivalent ounces with a cash cost of $151.74 per ounce.

The Company is entirely unhedged for its future production enabling it to fully participate in higher gold/silver prices.

2005 Highlights

  Gammon Lake announces debt financing package of US$60 million for start-up of Ocampo Gold-Silver project, October, 2005
  Gammon Lake announces construction and development of Ocampo Gold-Silver project remains on schedule and on budget for production in first period of 2006, August, 2005

1

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2005
________________________________________________________________

  Gammon Lake announces that all Underground and Open-Pit Equipment has been purchased, and that Project Development remains on-schedule and on-budget, April, 2005
  Gammon Lake also reports results of eighth round of surface drilling and underground drilling from Ramp Development, drilling in the Northeast Underground Area of the project returned 37 intercepts above a 3.0 gram per tonne cut off grade in 47 holes, April, 2005
  Gammon Lake announces newly drilled San Ramon returns 18.73 grams per tonne Gold, and 1,026 Grams per Tonne Silver over a 10-metre intercept. A Bonanza Silver Intercept over 1.8 metres encounters grades of 7,052 grams per tonne Silver and 14.0 Grams per tonne Gold, April, 2005.
  Gammon Lake announces purchase of truck fleet for Open-Pit Operations from Terex, February, 2005.
  Gammon Lake assembles Mine Development & Operations team, February, 2005
  Gammon Lake hires Kappes, Cassidy & Associates of Reno, Nevada for Mill and Heap Leach Construction, and announces commencement of construction, February, 2005
  Gammon Lake completes a Private Placement Financing of Cdn$110,005,000, January, 2005
  Gammon Lake announces new drill results from Ocampo Northeast Underground Project Area, January, 2005
  President of Gammon Lake, Fred George, meets with President Fox of Mexico and confirms Ocampo Project infrastructure support, January, 2005

Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company can be found under the Company's associated documents including its Annual Information Form at www.sedar.com or on the Company's website at www.gammonlake.com.

Overall Performance

In the past year, the Company reached several of its significant short-term and long-term goals and is well positioned to meet the immediate objective of producing on average 270,000 ounces of gold-equivalent reserves per annum commencing in 2006. Production out-put from the first year of mining is expected to exceed 300,000 ounces gold-equivalent.

The Company has been in the construction phase since January, 2005 for developing the Ocampo Mine and is on target for production in the first period of 2006. The Company has been working closely with Kappes, Cassidy & Associates (KCA) on the engineering, procurement and construction management of the Project. Ground breaking for the construction of the Ocampo underground, open pit mines, and two surface processing facilities began in early March, 2005. Through September 30, 2005, the Company has achieved the following milestones:

  all major earthworks for the water dam, heap leach crushing facilities and overland conveyer phase one of the heap leach pads for the first 10-million tones of heap leach ore construction of seven support service buildings
  construction of eight staff hotels, including new kitchen and restaurant establishment of a contractor's camp for 500 workers and staff procurement of project power generation and distribution facilities delivery of all major components for the heap leach crusher area stope development commenced in underground for production purposes
  As of September 30, 2005, 75% of the funds necessary for construction have been committed

The Company has also been successful in procuring all of the Underground and Open-Pit equipment as outlined in the bankable feasibility study for Phase One, and considers this a significant achievement given world-wide shortages in mining equipment and parts.

The Company also continued its aggressive drill program, and has continued an exploration program at the Ocampo Project focused on upgrading inferred resources, as well as expanding the overall project resource/reserve base through the exploration of secondary targets identified on the property. A total of 331 holes have been drilled at Ocampo since the June 10, 2004 cut off. The Company intends to complete a revised resource/reserve calculation

2

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2005
________________________________________________________________

prior to the end of the 2005 calendar year. The Company will incorporate a sizable amount of data from ongoing exploration, and this is expected to result in a significant expansion of resources/reserves.

In the latest round of exploration drilling, 39 new holes drilled in the Northeast Underground Area of the project produced 42 intercepts above a 3.0 gram per tonne underground cut off grade. Highlights include hole OU-280 intersecting 2.3 meters grading 58.98 grams per tonne gold and 1.999 grams per tonne silver, for a gold-equivalent grade of 89.7 grams per tonne. Drilling in the Open Pit Area of the project returned 18 intercepts above an open pit cut off grade of 0.3 grams per tonne, in 15 holes. Drilling in this area of the project has encountered a number of high grade intervals significantly above the 0.3 gram per tonne cut off. Results from drilling in the Open Pit Area also continue to demonstrate shallowly emplaced mineralization over significant interval widths.

The Company had also reported results from the seventh and eighth round of surface drilling and underground drilling from ramp development. In the seventh round, the 63 holes reported from the Northeast Underground Project Area produced 79 intercepts above an underground cut off grade of 3 grams per tonne. The 34 holes reported from the Open-Pit Project Area were the focus of exploration efforts targeting San Ramon, a previously undrilled structure. Drilling on San Ramon returned grades of 18.73 grams per tonne gold and 1,026 grams per tonne silver over an intercept of 10 meters in hole OG-212. In the eighth round, drilling in the Northeast Underground Area of the project returned 37 intercepts above a 3.0 gram per tonne cut off grade, in 47 holes.

The Company completed the bankable feasibility study for Phase One of the Ocampo Gold-Silver Project in early November 2004. The independent study was performed by Kappes, Cassidy & Associates of Reno, Nevada and incorporated an independent report on mineral resources and ore reserves prepared by Mintec Inc. of Tucson, Arizona. The independent study demonstrates extremely robust economic potential with average annual production expected at 270,000 ounces of gold equivalent (170,000 ounces of gold and 6,200,000 ounces of silver).

The first phase of the project involves the development of an open-pit and underground mining operation. Based on detailed mine planning as part of the feasibility study, MINTEC Inc. has calculated proven and probable mineral reserves in the Open-Pit Area amounting to 1.43-million ounces gold-equivalent, with a further 833,000 ounces of gold-equivalent reserves contained in the Northeast Underground Area. AST Mining of Sudbury, Ontario, developed the mine plan for the underground reserves. The estimated capital cost is US$104 million.

Mine production is expected to commence in the first quarter of 2006 at a rate of 11,400 tonnes per day from the Open-Pit Area and 1,500 tonnes per day from the Northeast Underground Area. Mine production is expected to average 270,000 ounces gold-equivalent per year over the first seven years of mining at an average cash cost of US $151.74 per ounce.

In January 2005, Gammon Lake successfully raised gross proceeds of C$110,005,000 through a private placement. BMO Nesbitt Burns acted as lead agent in a syndicate that included RBC Dominion Securities Inc., and First Associates Investments Inc. A total of 15,715,000 Special Warrants were issued at Cdn$7.00 per Special Warrant. The proceeds of the financing are being applied to working capital and the development of Phase One of the Ocampo Gold-Silver Project in accordance with the bankable feasibility study as announced on November 11, 2004. Gammon Lake is also investigating options for project debt financing. The site preparation for mill and heap-leach construction began in January 2005, enabling projected production from Ocampo to commence by the first period of calendar 2006.

In October 2005, Gammon Lake was successful in obtaining a US$60 million debt facility through Scotia Capital. The credit facility is secured and consists of a two-year non-revolving facility of US$40-million and a three-year revolving facility of US$20-million. Interest is at prime plus 1.25 per cent. Advances under the facility are to be made in accordance with milestones as provided for in Gammon's existing mine plan. Gammon Lake believes the debt facility aligns with the interests of its shareholders as there are no hedging requirements and no dilution.

The Company continued underground development and exploration on the Ocampo gold-silver project through its two major programs: the construction of six kilometers of underground tunnels and ramps, and a 65,000-metre diamond

3

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2005
________________________________________________________________

core drill program in the Underground Area, and a 30,000-metre deep drilling program in the Open-Pit Area. To date, the Ocampo deposits are defined by 980 drill holes and more than 166,000 metres of drilling. In January 2005, Gammon Lake announced results from 30 new step-out and in-fill drill holes from the sixth round of surface drilling and underground drilling.

Ocampo Proven and Probable Reserves

		Gold	Silver	Gold-	Tonnes	Ounces	Ounces	Ounces
Project Area	Deposit Type	(g/t)	(g/t)	Equivalent	(000's)	Gold	Silver	Gold-
				(g/t)				Equivalent*
Northeast Area	Underground	4.51	240	8.42	3,080	447,000	23,768,000	833,000
	High-Grade
Open-Pit Area	Open-Pit	1.67	62	2.68	14,158	760,000	28,225,000	1,218,000
	Low-Grade
	Open-Pit	0.27	8	0.40	16,323	142,000	4,199,000	210,000
Total Ocampo
Proven & Probable		1.25	52	2.10	33,561	1,349,000	56,192,000	2,261,000

*Gold equivalent values based on 61.54 grams of silver equals 1 gram of gold (61.54:1) estimated on a gold price of US$400/ounce and a silver price US$6.50/ounce. Gold-equivalent cut off grades utilized 3.0 g/t for Underground, 0.6 g/t for high grade Open-Pit, and 0.2 g/t for low grade Open-Pit.

Mr. James McGlasson, P.Geo., is the qualified person for the purposes of the technical information contained herein pursuant to the requirements of National Instrument 43-101.

Selected Annual Information

The following selected information has been extracted from the Company's audited consolidated financial statements for the period ended September 30, 2005.

SELECTED ANNUAL INFORMATION	2005	2004	2003
(JULY 31)	$	$	$
Revenue	1,423,576	635,056	466,143
Net loss	(19,375,595)	(6,958,300)	(534,771)
Net loss per share, basic and diluted (1)	(0.29)	(0.13)	(0.02)
Cash dividends declared	Nil	Nil	Nil
Assets	210,348,878	112,532,744	57,910,540
Long-Term Liabilities	8,795,038	9,304,400	9,870,000

Summary of Period Results*

SELECTED PERIODLY INFORMATION	FOR THE PERIOD ENDED
	30-Sept-05	31-Jul-05	31-Apr-05	31-Jan-05
	$	$	$	$
Revenue	114,519	377,852	562,833	392,702
Net loss	(1,469,333)	(3,569,729)	(2,276,052)	(1,628,216)
Net loss per share, basic and diluted (1)	(0.02)	(0.05)	(0.03)	(0.03)
Cash dividends declared	Nil	Nil	Nil	Nil
Assets	210,867,679	210,348,878	208,797,511	209,461,210
Long-Term Liabilities	10,156,526	8,795,038	8,798,300	8,666,000

4

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2005
________________________________________________________________
SELECTED PERIODLY INFORMATION	FOR THE PERIOD ENDED
	31-Oct--04	31-Jul-04	30-Apr-04	31-Jan-04
	$	$	$	$
Revenue	38,489	81,017	109,335	138,373
Net loss	(11,901,598)	(442,462)	(2,189,825)	(2,370,981)
Net loss per share, basic and diluted (1)	(0.21)	(0.01)	(0.04)	(0.05)
Cash dividends declared	Nil	Nil	Nil	Nil
Assets	108,764,341	112,532,744	108,052,793	87,635,912
Long-Term Liabilities	8,544,900	9,304,400	9,594,900	9,242,800

(1) Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive

* - all periods are quarterly periods with the exception of the two months period ended September 30, 2005.

During the two months ended September 30, 2005, the Company earned income of $114,519 (October 31, 2004 - $38,489). The Company expects interest income to decrease as funds are invested to complete the Ocampo Gold-Silver project. The Company's net loss for the two months ended September 30, 2005 was $1,178,333 (October 31, 2004 - $11,901,598) and $0.02 per common share. The Company's asset base increased to $211,158,679 (October 31, 2004 - $108,764,341) due to the acquisition of additional assets, investment in mineral property and the increase in receivables as it relates to commodity taxes recoverable. The Company's long term debt of $10,156,526 (October 31, 2004 - $8,544,900) increased during the period due to the commencement of accruing future employee benefits for contract workers in Mexico paid through an employment services company, and an increase in capital lease obligations for two hydraulic shovels.

During the year ended July 31, 2005, $14,757,287 was recorded as contributed surplus based on the fair value of employee and consultant's options and broker warrants granted in the year. The corresponding amounts were recorded in professional fees for consultants in the amount of $5,324,227, wages for employees in the amount of $8,650,453, and share issue costs in the amount of $782,607. The Company has not recorded any amounts based on the fair value of the employee and consultant's options for the period ended September 30, 2005. The Company has 2,016,000 options which are subject to shareholder approval at the upcoming annual meeting to be held November 16, 2005. In the event the options are approved, the Company will record $3,356,200 as professional fees and $2,675,530 as wages and benefits with a corresponding credit to contributed surplus.

Results of Operations

During the period ended September 30, 2005, the Company earned income of $114,519 (October 31,2004 - $38,489), of which $74,089 (October 31, 2004- $38,489) was due to interest on short-term investments and $40,430 (October 31, 2004 - Nil) was charged as Management Fees to Mexgold Resources Inc. to recover expenditures related to professional fees, travel and general and administrative costs.

Amortization expense for the period ended September 30, 2005 was $198,850 (October 31, 2004 - $115,782). Amortization expense has increased significantly due to the purchase of mining equipment and facilities costs during the current period and in the previous year. The equipment purchased consisted of heavy equipment for the Open-Pit and Underground operations. The Company also constructed new residences and cafeteria for on-site staff.

General and administrative expenses during the period ended September 30, 2005 were $550,053 (October 31, 2004 $559,946). Professional fees during the period ended September 30, 2005 were $397,395 (October 31, 2004 - $5,508,149). General and administrative and professional fees have increased due to the general support for the Company's activities, as well as promotional and shareholder relations costs related to the operation of a public company and the cost of maintaining dual stock exchange listings. Included in professional fees for the period ended October 31, 2004 is a non-cash charge of $5,324,227 related to the fair value of options issued to consultants during

5

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2005
________________________________________________________________

the nine month period, with a corresponding credit to contributed surplus. The amount included for the period ended September 30, 2005 was $Nil.

During the period ended September 30, 2005 the Company incurred expenses of $149,181 (October 31, 2004 - $7,276,426) for wages and benefits. Included in the period ended October 31, 2004 wages and benefits is a non-cash charge of $7,172,373 related to the fair value of options issued to employees and directors during the year, with a corresponding credit to contributed surplus. The amount included for the period ended September 30, 2005 was $Nil. General increases during the two month period are due to the additional staffing in the finance and administrative department.

Foreign exchange losses of $61,908 (October 31, 2004 - gain of $1,461,946) incurred during the period ended September 30, 2005 were due to a long-term debt denominated in U.S. dollars and the translation of the Company's operations from Mexican pesos to Canadian dollars. The Company will continue to experience these foreign currency exchange fluctuations given its U.S. dollar denominated debt and Mexican operations. To minimize the exposure to foreign currency fluctuations, the Company held all surplus funds in Canadian dollars. The Company expects to hold surplus funds from the arranged debt facility in U.S. dollars.

The Company's carrying value of its investment of 10.9 million shares in Mexgold Resources Inc. was decreased by $291,000 to a carrying value of $10,131,000 due to its equity share for the period ended September 30, 2005. The market value of the investment on September 30, 2005 was $38,695,000 based on the TSX Venture Exchange closing price of $3.55 per share for Mexgold Resources Inc. on September 30, 2005.

The net loss for the period ended September 30, 2005 was $1,469,333 (October 31, 2004 - $11,901,598) and $0.02 per common share (October 31, 2004 - $0.21 per common share).

Ocampo Gold-Silver Project

During the period ended September 30, 2005, the Company continued its development of the Ocampo Gold-Silver Project with expenditures of $11,910,427 (October 31, 2004 - $4,035,603) as part of its 166,000-metre drill program and 6-km underground ramp and tunnel development project. Included in the mineral property expenditures was a non-cash future tax adjustment of $169,702 (October 31, 2004 - 820,583). Significant expenditures during the period ended September 30, 2005 on the property consisted of $3,064,140 for equipment and consumables, $1,588,171 for underground contract mining fees, $521,522 for diamond core drilling, $1,772,340 for geological services and studies, $1,973,685 for development of the Heap leach facility, and $1,053,126 for water dam infrastructure.

The Company has released an updated resource study dated September 7th, 2004 that defines a 3.03 million ounce gold-equivalent measured and indicated resource, with an additional 4.53 million ounce gold equivalent inferred resource. The study was prepared by Mintec Inc., a well-known and respected mining engineering firm based in Tucson, Arizona. The results of this resource study were incorporated in a Feasibility Study completed for the Ocampo Project by Kappes, Cassiday & Associates, a widely recognized metallurgical and engineering firm with extensive experience constructing mines in Latin America. This study includes, but is not limited to: new reserve and resource calculations, mining plans for open-pits of the PGR trend deposits, mining plans for underground mining of the Aventurero, San Juan, Las Animas, Rosario and Maria vein systems in the Northeast Area, Process Plant (Mill) design, a heap leach circuit, site plans, and financial evaluation. The results of this study are discussed in "Overall Performance".

6

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2005
________________________________________________________________

The Company's deferred mineral property expenditures during the period ended September 30, 2005 and October 31, 2004 are as follows:

Schedule of deferred mineral property expenditures	2005	2004

Mineral property, beginning balance	$115,997,985	$80,041,737

Mineral rights	(4,595)	28,357
Geological services and studies	1,772,340	525,533
Drilling	521,522	695,555
Assays	81,880	272,369
Equipment and consumables	3,064,140	1,137,851
Field Office	99,164	29,378
Camp materials and equipment	225,836	131,542
Health and Safety	63,740	56,915
Vehicles	220,412	214,467
Consulting fees	88,042	136,317
Contract Mining fees	1,588,171	1,153,225
Travel	673,261	474,677
Watering infrastructure	1,053,126	-
Electrical infrastructure	139,419	-
Heap leach	1,973,685	-
Roads	350,284	-
Future Income tax adjustment	169,702	(820,583)
Total additions	12,080,125	4,035,603

Mineral property, end of period	$128,078,114	$84,077,340

Liquidity

The Company's balance of cash and cash equivalents as at September 30, 2005 was $12,701,085 (October 31, 2004 - $4,777,549). The Company maintains surplus funds not required for current exploration in Canadian funds, however expects to maintain surplus funds from the arranged debt facility with Scotia Capital in U.S. dollars. Investments are held in commercial paper discount notes with terms of less than 60 days. The Company has long-term debt denominated in US dollars and some of the Company's receivables and payables are denominated in Canadian dollars, Mexican Pesos and US dollars.

As at September 30, 2005, the Company had working capital of $18,023,234 (October 31, 2004 - $6,134,039). Current liabilities increased to $4,624,952 (as at October 31, 2004 - $2,211,100) as a result of securing a capital lease for two hydraulic shovels. This financial position reflects the significant operational activities during the period ended September 30, 2005 on the Ocampo Project, which entails a higher level of cash requirements.

Details of the Company's operating, financing and investing activities and long term debt agreement are provided below. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity and capital resources will be substantially determined by the success or failure of the Company's exploration and development programs on its mineral properties and its ability to obtain equity or other sources of financing. With the completion of the secured debt finance facility of US$60 million in October, 2005, the Company believes that it has an adequate liquidity base with which to support its general operations, exploration and development activities on the Ocampo Project, and enable the Company to realize its goal of achieving production in the first quarter of 2006.

7

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2005
________________________________________________________________

Operating

Operating activities during the period ended September 30, 2005 consumed cash of $5,309,810 (October 31, 2004 - $2,873,172). The increase is due to increased operational needs of the Company as it expands its mine management and administrative capacity to support the growth in the underground exploration and development operations.

Financing

Financing activities during the period ended September 30, 2005 totaled gross proceeds of $120,000 (October 31, 2004 - $Nil). The Company received $120,000 from the exercise of options.

As of September 30, 2005, the Company had 9,223,500 (October 31, 2004 - 9,797,300) in-the-money exercisable options for a total exercise price of $34,623,770 based on the exercise price of the options (October 31, 2004 - $33,410,480) with expiry dates in the years 2006 to 2009. The Company had 762,376 (October 31, 2004 - 448,076) compensation warrants outstanding for a total exercise price of $4,215,259 (October 31, 2004 - $2,015,159) based on the exercise price of the warrants, with expiry dates in the year 2006. As of September 30, 2005, the Company had 73,536,524 common shares outstanding.

Investing

Investing activities during the period ended September 30, 2005 totaled $17,509,454 (October 31, 2004 - $5,370,219). Investing activities during the period ended September 30, 2005 primarily relate to four cash expenditures. First, an expenditure of $11,910,427 (October 31, 2004 - $5,036,164) was made on the Ocampo Project. The expenditures relate to the purchase of equipment and consumables, diamond drill programs, and the building of ramps and tunnels to permit the extraction of the bulk samples and complete infill drilling from underground drill stations, as well as major work to prepare the site for production in the first period of 2006. The Company believes that developing these ramps in the underground, while still in exploration, will act to significantly reduce the capital required for mine development in the operating stage of the project. Second, deposits on capital equipment decreased by $351,939 as capital equipment were paid for in full and capitalized to "Capital assets" (October 31, 2004 - $Nil). Third, an expenditure of $5,906,610 (October 31, 2004 - $310,401) was invested in capital assets related to the Ocampo Project, such capital assets consisting of assorted mining equipment for the purpose of completing the development of the Open Pit and ramps and tunnels on the Company's Ocampo project. Fourth, an expenditure of $44,356 (October 31, 2004 - $23,654) was a result of advances to related companies.

Long term debt agreement

A summary of the Company's financial commitments under its long term debt agreement with Soyopa are as follows:

Year	Soyopa Loan
On or before November 23, 2006	$ 4,063,850
On or before November 23, 2007	$ 4,063,850

In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa the principal amount of US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due. In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 (Cdn $8,127,700), or the principal amount remaining, becomes due. The long term debt is non-interest bearing and secured by a first charge over certain mineral properties.

The Company intends to fund these obligations from a combination of debt and/or equity financing and cash on hand from operations.

8

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2005
________________________________________________________________

Capital Lease Obligations

The Company was successful in securing a capital lease with Caterpillar Financial Mexico. The capital lease obligation including principal and interest is $3,064,561. The current portion of the lease including interest is $1,021,526. Details are provided in Note 7 to the unaudited consolidated financial statements for the period ended September 30, 2005.

Contractual Obligations

A summary of the Company's contractual obligations is summarized as follows:

Contractual Obligations	Total	<1 year	1-3 years
Long term debt	Cdn$8,127,700	Cdn$4,063,850	Cdn$4,063,850
Capital leases	Cdn$3,064,561	Cdn$1,021,526	Cdn$2,043,035
Future purchase commitments	Cdn$15,260,831	Cdn$15,260,831	$Nil

Commitments and Contingencies

A summary of the future commitments contained in the Company's option and joint venture agreements as at September 30, 2005 are set out in the following table:

Agreement	Consideration	Terms
Compania Minera Global, S.A. de C.V.	US$ 1,000,000	Upon sale of the Ocampo property to a third party

	8% of net profit	US$ 2,000,000 less any net profit royalty payments is due and
Compania Minera Brenda, S.A. de C.V.	up to a maximum	payable upon the sale of the Ocampo project to a third party[1]
US$ 2,000,000

Upon a minimum proven reserve of 2 million ounces of gold
Compania Minera Brenda, S.A. de C.V.	US$ 250,000	and gold-equivalent[1]

The Company had a joint venture agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 100% interest in 17 mining titles in Mexico. Under the terms of the agreement, a balance of US $211,526 was due to Fuerte Mayo upon the sale of the property.

During the period, the Company placed deposits on several pieces of equipment for the Open-Pit and Underground operations (See Note3 to the Interim Unaudited Consolidated Financial Statements). The Company's future commitments on the equipment is $15,260,831, and is payable upon shipment and or delivery of the items as outlined in the purchase contracts. The Company intends to fund these obligations from a combination of debt and/or equity financing and cash on hand. Should the Company not have adequate funding to complete these payments, the Ocampo Gold-Silver Project would be delayed until such funding is available.

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. In the event that unanticipated business opportunities or expenditures arise prior to such time, the Company may require additional financing. If funding is required for any of these reasons, or if a commercial body of ore in addition to those identified in the technical report of Kappes, Cassidy & Associates is confirmed on any of the Company's properties and the Company requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies or through a combination of the above. Accordingly, the ability of the Company to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing.

____________________________
1 Relates to production and reserves from mining titles acquired from Compania Minera Brenda, S.A. de C.V.

9

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2005
________________________________________________________________

There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favourable. Should the Company not be able to obtain such financing, its properties may be lost entirely.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

The Company paid the following amounts to directors and companies controlled by or related to directors:

	30-Sept-2005	31-Oct-04

Management fees	$46,949	$57,693
Mineral property exploration expenditures	1,806,028	472,125
Professional Fees	-	-
	$1,852,977	$529,818

The Company received the following amounts from related companies:

Professional fees	8,000	33,000
Travel	15,140	61,900
General & Administrative	17,290	17,700

	$40,430	$112,600

Related party transactions for management, professional fees and mineral property exploration are recorded at fair market value.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

Commencing in 2004, the Company has retained mineral exploration and mining contracting services through a Company owned by a related party of a director of the Company. As at September 30, 2005 these non-arm's length mineral exploration expenditures totalled $1,806,028 (October 31, 2004 - $472,125). These expenditures are recorded at fair value calculated at cost plus 10%. The Company believes that this arrangement gives the Company better quality and control for mineral exploration and mining contracting services than it could otherwise receive through third party independent contractors.

During the period ended September 30, 2005, the Company paid $46,949 (October 31, 2004 - $57,693) in management fees to directors and officers to companies controlled by the directors and officers as part of the Company's compensation package for key officers and consultants. During the period ended September 30, 2005 Gammon charged a management fee to Mexgold Resources Inc. to recover expenditures related to professional fees, travel, and general and administrative expenses.

Directors and officers of the Company are entitled to hold management incentive stock options. For this purpose, the Company has adopted a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Company's common shares by the persons who are primarily responsible for the management and profitable growth of the Company's business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel.

10

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2005
________________________________________________________________

The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Company. A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company's business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding company. See also "Results of Operations".

Critical Accounting Estimates

Management is required to make estimates and assumptions in the preparation of financial statements in conformity with generally accepted accounting principles. A description of the Company's significant accounting policies can be found in note 2 of the Company's consolidated financial statements. Key accounting estimates for the Company include mineral and mining properties and future income taxes.

Mineral properties

Mineral properties are the sum of the Company's mineral claims acquisition and related exploration and development expenditures, which are capitalized until the property is producing, abandoned, impaired in value or placed for sale. Costs are transferred to mining properties once a property is placed into commercial production. The Company's recoverability of its recorded value of its mineral property and associated deferred exploration expenses is based on current market conditions for minerals, underlying mineral resources associated with the properties and future costs may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

Future income taxes

Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and on unclaimed tax losses carried forward and are measured using the tax rates that will be in effect when the differences are expected to reverse or when unclaimed tax losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not. The Company's future income tax liability arises from the excess accounting value over the tax value of its mineral property in Mexico, as certain transactions of the Company have no tax basis in Mexico. The Company deducts available Canadian and Mexican loss carry forwards and share issue costs, but provides for a valuation allowance of the Canadian loss carry forwards and share issue costs as it is considered more likely than not that the future income tax asset related to these losses will not be realized.

Financial Instruments and Other Instruments

The Company's functional currency is Canadian dollars. The Company does not currently use any derivative products to manage or mitigate any foreign exchange exposure.

Disclosure Controls

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company's disclosure controls and procedures, including adherence to the Disclosure Policy adopted by the Company. They are assisted in this responsibility by a member of the Audit Committee who serves as an independent director of the Company. All three individuals sit on the Company's Disclosure Policy Committee ("DPC"). The Disclosure Policy requires all staff to keep the DPC fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release. Access to such material information by the DPC is facilitated by the small size of the Company's senior management and the location of all senior management staff in one corporate office.

11

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2005
________________________________________________________________

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures as of September 30, 2005, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

Forward-Looking Statements

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon Lake. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; delays in the construction at Ocampo; future production levels; cash and total costs of production of gold and silver; unexpected costs overruns in construction including increased labor or material costs or technical construction challenges; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

12

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Bradley H. Langille, Chief Executive Officer of Gammon Lake Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers Annual and Interim Filings) of Gammon Lake Resources Inc. (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;

4. I am responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and I have:

(a) designed those disclosure controls and procedures, or caused them to be designed under my supervision, to provide reasonable assurances that material information relating to the issuer, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed those internal controls over financial reporting, or caused it to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal controls over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:     November 9, 2005

          Sgd. "Bradley H. Langille"
Bradley H. Langille

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Colin P. Sutherland, Chief Financial Officer of Gammon Lake Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers Annual and Interim Filings) of Gammon Lake Resources Inc. (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;

4. I am responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and I have:

(a) designed those disclosure controls and procedures, or caused them to be designed under my supervision, to provide reasonable assurances that material information relating to the issuer, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed those internal controls over financial reporting, or caused it to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal controls over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:     November 9, 2005

      Sgd. "Colin P. Sutherland"
Colin P. Sutherland